September 19, 2006


Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510

Attn: Mr. David R. Humphrey


Re:   August 25, 2006 SEC Comment Letter
      Sun-Times Media Group, Inc. (formerly Hollinger International Inc.) Form 10-K for the year ended December 31, 2005
      Form 10-Q for the quarterly period ended June 30, 2006
      File No. 001-14164


Dear Mr. Humphrey:

We are submitting this response to your letter dated August 25, 2006 with respect to your comments on the Sun-Times Media Group, Inc. (the "Company") Annual Report on Form 10-K for the year ended December 31, 2005 (the "Form 10-K") and the Company's Interim Report for the quarterly period ended June 30, 2006 (the Form 10-Q"). We understand and appreciate that the purpose of your review is to assist us in our compliance with applicable disclosure requirements and enhance the overall disclosures in our filings.

For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter and is followed by the Company's responses including, as appropriate, proposed revisions to disclosures that we anticipate making in future filings.

    FORM 10-K

    1. PLEASE ADD DISCLOSURE OF YOUR ACCOUNTING POLICY WITH RESPECT TO THE PRESENTATION OF SEGMENT INFORMATION. REFER TO SFAS 131 FOR GUIDANCE.

         The Company's business is organized and managed within a single operating segment, the Sun-Times News Group, under the "management approach" as contemplated by SFAS 131. In addition, the Company's operating performance, results of operations and financial condition have been, and may in the future be, materially affected by its two administrative segments, the Canadian Administrative Group and the Investment and Corporate Group. In particular, significant legal fees and other investigation and compliance related expenses are reflected in the administrative segments. Therefore, the Company has provided segment information, where applicable, for its single operating segment as well as its two administrative segments, and believes such disclosure provides and contributes information useful to an understanding of the Company and its business. In addition, the Company believes this presentation to be clearer than what would otherwise be a cumbersome reconciliation of information for its operating segment to corresponding amounts for the enterprise.

         The Company will include appropriate descriptions, consistent with the previous paragraph, regarding its segment disclosures within its significant accounting policy footnote to the consolidated financial statements (commencing with the Annual Report on Form 10-K for the year ending December 31, 2006) and its Management's Discussion and Analysis (commencing with the Interim Report on Form 10-Q for the quarter ending September 30, 2006).

    2. WE NOTE THAT YOU CLASSIFY CERTAIN LOSSES ON THE SALE OF LONG LIVED ASSETS WITHIN "OTHER INCOME (EXPENSE), NET." SINCE THESE LOSSES ARE NOT INCLUDED WITHIN THE "OPERATING LOSS" SUBTOTAL ON THE FACE OF YOUR CONSOLIDATED STATEMENTS OF OPERATIONS, IT IS UNCLEAR HOW YOUR PRESENTATION COMPLIES WITH PARAGRAPH 45 OF SFAS 144. PLEASE ADVISE OR REVISE.

         The losses on the sale of long lived assets included within "Other income (expense), net" represent adjustments to the gain on sale of components of the entity (as contemplated within paragraph 41 of SFAS 144 as opposed to the long-lived assets referred to in paragraph 45 of SFAS 144), consummated prior to 2001 (prior to the initial application of SFAS 144). Certain aspects of these sales remain in dispute and the Company adjusted the estimated carrying value of amounts due from the purchaser to their revised estimated net realizable value during the years ended December 31, 2004 and 2003.

         The Company believes paragraph 51 of SFAS 144 would apply to these changes in estimate and has reported the adjustments consistent with the presentation and classification of the gains reported largely in the year ended December 31, 2000.

    3. ON THE BOTTOM OF PAGE 44, YOU STATE THAT YOUR BUSINESS IS DIVIDED INTO ONE OPERATING SEGMENT AND TWO ADMINISTRATIVE SEGMENTS. SUPPLEMENTALLY EXPLAIN HOW THESE ADMINISTRATIVE SEGMENTS QUALIFY AS REPORTABLE SEGMENTS UNDER SFAS 131. IN THIS REGARD, PARAGRAPH 11 OF SFAS 131 INDICATES THAT A CORPORATE HEADQUARTERS OR CERTAIN FUNCTIONAL DEPARTMENTS (I.E., LEGAL, ACCOUNTING, ETC.) WOULD NOT BE OPERATING SEGMENTS.

         As noted under response to comment #1, the Company believes its presentation of one operating and two administrative segments information to be useful in understanding its business. At such time that the actual or expected financial impact of the administrative segments becomes less significant, the Company will likely revise the information used by management to evaluate performance as well as the segment disclosures as currently presented in the Form 10-K and Form 10-Q.

    FORM 10-Q

    4. WE NOTE YOUR DISCLOSURE THAT, AFTER SELLING YOUR CANADIAN OPERATING ASSETS, THE REMAINING ASSETS AND LIABILITIES ARE LARGELY RELATED TO PENSION, POST-EMPLOYMENT AND POST-RETIREMENT PLANS. IN LIGHT OF THE
         LAST SENTENCE OF PARAGRAPH 11 OF SFAS 131, IT IS UNCLEAR WHY YOU CONTINUE TO SHOW YOUR CANADIAN-RELATED ACTIVITIES AS A SEPARATE SEGMENT. PLEASE EXPLAIN SUPPLEMENTALLY.

         Although the activities of the Canadian Administrative Group largely relate to administration of legacy pension, post-employment and post-retirement plans, the related assets and liabilities are significant. The Company acknowledges that during the periods presented in the Form 10-Q, the operating income/(loss) of the Canadian Administrative Group has not been material. However, such amounts were significant in recent years. Including the proceeds from the sale of the Canadian operating assets, the assets in this segment represented approximately 35% of the Company's total assets at June 30, 2006

         (see page 17 of the Form 10-Q). Because a significant portion of the Company's tax liabilities relate to Canada, the Company will likely maintain significant cash balances within Canada until such time as these liabilities are substantially settled.

         As noted in the Company's response to comment #3, the segment disclosures will be evaluated on an ongoing basis.

    5. SUPPLEMENTALLY TELL US THE PROCEDURES THAT YOU RELIED UPON IN ARRIVING AT YOUR CONCLUSION THAT REASONABLE ASSURANCE EXISTED REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN YOUR JUNE 30, 2006 FORM 10-Q FILING. PLEASE BE DETAILED AND CONCISE IN YOUR RESPONSE.

         The Company, in arriving at the conclusion that there existed reasonable assurance regarding the reliability of its financial reporting and preparation of its condensed consolidated financial statements contained in the Form 10-Q, performed a number of additional procedures. The most significant procedures included:

         o A comprehensive closing process that included detailed analyses of revenue and expenses in addition to balance sheet account reconciliations.

         o Extensive variance analyses of financial statement components and significant expense accounts.

         o Periodic and regular meetings held among key executives and financial personnel to facilitate prompt and complete communication of events that may impact the Company and its financial reporting.

         o Periodic and regular meetings held among officers and key employees of the Sun-Times News Group, the Chief Financial Officer and the Chief Accounting Officer to facilitate prompt and complete communication of events, trends in operating activities and financial performance of the Sun-Times News Group.

         o An effort coordinated by outside counsel to ensure any developments related to the Company's legal proceedings, occurring during the quarter or subsequently (through the date the Form 10-Q was filed), were communicated to appropriate legal and financial personnel at the Company for consideration of their disclosure and/or financial impact.

We have attempted to provide a clear, complete response and resolution/approach to each comment provided. In addition, we acknowledge that:

         The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of our views further, please feel free to contact Thomas Kram, Corporate
Controller and Chief Accounting Officer at 708-342-7878 on any accounting or disclosure matters, or James Van Horn, Vice President and General Counsel, at 212-586-5666 on any legal matters.

Sincerely,

/S/ GREGORY A. STOKLOSA
------------------------------------------
Gregory A. Stoklosa
Vice President and Chief Financial Officer


cc:      Mr. Gordon A. Paris, President and Chief Executive Officer
         KPMG LLP
         Paul, Weiss, Rifkind, Wharton & Garrison LLP
         Mr. James Van Horn, Vice President, General Counsel and Secretary
         Mr. Thomas L. Kram, Corporate Controller and Chief Accounting Officer